May 9, 2016

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Brian Soares, Staff Attorney Brian Cascio, Accounting Branch Chief Li Xiao, Staff Accountant

Re:	Impinj, Inc. Confidential Draft No. 3 - Registration Statement on Form S-1 Submitted on March 14, 2016 CIK No. 0001114995

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 8, 2016, relating to Confidential Draft No. 3 of the Company’s Registration Statement on Form S-1 (CIK No. 0001114995) submitted to the Commission on March 14, 2016 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Prospectus Summary

1.	Please provide us with support for your revised percentage claims at the bottom of pages 1 and 55.

In response to the Staff’s comment, the Company is supplementally providing the Staff with support for the revised percentage claims at the bottom of pages 1 and 55 under separate cover.

Securities and Exchange Commission

May 9, 2016

Other Industries, page 77

2.	Please revise the fourth bullet point on page 78 according to the proposed revision.

The Company has revised the fourth bullet point on page 78 of the Registration Statement according to the proposed revision.

Please direct any questions regarding the Company’s responses to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Chris Diorio

Evan Fein

Yukio Morikubo

Impinj, Inc.

Patrick J. Schultheis

Jeana S. Kim

Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey Vetter

James Evans

Ran Ben-Tzur

Fenwick & West LLP

Stephen Sommerville

PricewaterhouseCoopers LLP